
October 21, 2010

Mr. James A. Ditanna
Chief Executive Officer, President and Chief Financial Officer
Verilink Corporation
501 South Johnstone Avenue
Suite 501
Bartlesville, OK 74003

> **Re:** **Verilink Corporation**
> **Form 10-K for the fiscal year ended June 25, 2010**
> **Filed September 23, 2010**
> **File No. 0-28562**

Dear Mr. Ditanna:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Larry Spirgel
               Assistant Director